SCHEDULE 14A INFORMATION

                  Proxy Statement Pursuant to Section 14(a) of
              the Securities Exchange Act of 1934 (Amendment No. 2)

Filed by the Registrant
Filed by a Party other than the Registrant |X|
Check the appropriate box:
|X|    Preliminary Proxy Statement
       CONFIDENTIAL, FOR USE OF THE COMMISSION ONLY (AS PERMITTED BY RULE 14A-6(E)(2))
       Definitive Proxy Statement
       Definitive Additional Materials
       Soliciting Material Pursuant to Rule 14a-12

                             Mercator Software, Inc.

                (Name of Registrant as Specified In Its Charter)

                        Strategic Software Holdings, LLC

    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
|X|    No fee required

       Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11
       (1) Title of each class of securities to which transaction applies:

       (2)     Aggregate number of securities to which transaction applies:

       (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

       (4)     Proposed maximum aggregate value of transaction:

       (5)     Total fee paid:

       Fee paid previously with preliminary materials.
       Check box if any part of the fee is offset as provided by Exchange
       Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
       (1)     Amount Previously Paid:

       (2)     Form, Schedule or Registration Statement No.:

       (3)     Filing Party:

       (4)     Date Filed:

                        ANNUAL MEETING OF STOCKHOLDERS OF
                             MERCATOR SOFTWARE, INC.
                                  MAY 14, 2003

                              --------------------

                               PROXY STATEMENT OF
                        STRATEGIC SOFTWARE HOLDINGS, LLC

                              --------------------


         This proxy statement and the enclosed BLUE proxy card are being furnished to you, the stockholders of Mercator Software, Inc. ("Mercator or the "Company"), in connection with the solicitation of proxies by Strategic Software Holdings, LLC ("Strategic Software") for use at the 2003 annual meeting of stockholders of Mercator, and at any adjournments, postponements or reschedulings thereof (the "2003 Annual Meeting").

         Strategic Software is soliciting proxies to take the following actions at the 2003 Annual Meeting:

              (1) to elect Rodney Bienvenu, Peter J. Boni, Daniel Hoogterp, Edward Sanchez, Jr., Sean P. Sears and Michael R. Wodopian to the board of directors of Mercator, each to serve until the 2004 annual meeting of stockholders of Mercator and until their respective successors are duly elected;

              (2) to repeal any new by-laws or amendments to existing By-laws adopted without a stockholder vote by the board of directors on or since March 14, 2003, and before the 2003 Annual Meeting; and

              (3) to transact any other business that is properly brought before the 2003 Annual Meeting.

         The 2003 Annual Meeting is scheduled to be held on Wednesday, May 14, 2003 at 9:00 a.m. Eastern Time at the __________________, located at _________________. Mercator has set April 7, 2003, as the record date for determining stockholders entitled to notice of and to vote at the 2003 Annual Meeting.

         Information concerning Strategic Software, its nominees and other persons who are participants in its solicitation of proxies is provided in this proxy statement under the headings "Strategic Software's Nominees" and "Information About the Participants" and in Annex A.

                                  * * * * * * *

         A PROXY MAY BE GIVEN BY ANY PERSON WHO HELD SHARES OF MERCATOR COMMON STOCK ON APRIL 7, 2003, THE RECORD DATE FOR THE 2003 ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE 2003 ANNUAL MEETING, YOU ARE URGED TO SIGN AND DATE THE ENCLOSED BLUE PROXY CARD AND RETURN IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. YOUR LATEST-DATED PROXY IS THE ONLY ONE THAT COUNTS, SO YOU MAY RETURN THE BLUE PROXY CARD EVEN IF YOU HAVE ALREADY DELIVERED A PROXY. WE URGE YOU NOT TO RETURN ANY PROXY SENT TO YOU BY MERCATOR.

         IF YOU HAVE ANY QUESTIONS ABOUT OUR SOLICITATION, OR NEED ANY ASSISTANCE IN VOTING YOUR SHARES, PLEASE CONTACT OUR PROXY SOLICITOR, INNISFREE M&A INCORPORATED, TOLL-FREE, AT 1-888-750-5834.

                                  * * * * * * *

         The date of this proxy statement is ______, 2003. This proxy statement and the enclosed BLUE proxy card are first being sent or given to stockholders of Mercator on or about ________, 2003.

                                  INTRODUCTION

         At the 2003 Annual Meeting, seven persons will be elected as directors of Mercator to hold office until the 2004 annual meeting and until their successors have been elected and qualified or until their earlier death, resignation or removal. Strategic Software has nominated persons to fill six of the seven directorships that will be filled at the 2003 Annual Meeting. While voting in favor of the Strategic Software nominees means that a stockholder will vote for a partial slate, there should not be a meaningful effect on the stockholder franchise because there are no provisions in the By-laws or Certificate of Incorporation requiring a unanimous vote by the Board of Directors. In practice, a partial slate of six directors will be as effective as if all seven directorships were filled by Strategic Software.

         In accordance with the By-laws, directors are elected by a plurality vote, and, therefore, the election of Strategic Software's nominees would result in the seventh directorship being filled by the Mercator nominee receiving the greatest number of votes. In the event that the Mercator elected nominee decided not to serve, the resulting vacancy would be filled by a majority vote of the newly elected Board of Directors in accordance with the By-laws.

         In accordance with Mercator's By-laws, Strategic Software provided written notice to the secretary of Mercator on March 14, 2003, of its intent to nominate for election to the board of directors at the 2003 Annual Meeting, and is soliciting your proxy in support of the election of, Rodney Bienvenu, Peter
J. Boni, Daniel Hoogterp, Edward Sanchez, Jr., Sean P. Sears and Michael R. Wodopian and to repeal any new by-laws or amendments to existing By-laws adopted by the board of directors on or since March 14, 2003. We believe the Strategic Software nominees are highly qualified individuals based on their extensive business and professional experience. For more information regarding the Strategic Software nominees, see "Strategic Software's Nominees."

         Strategic Software is a significant stockholder in Mercator, with beneficial ownership of 1,672,500 shares, representing approximately 4.76% of the issued and outstanding shares. Strategic Software is an investment firm that makes equity investments and acquisitions on behalf of itself and its investors. Based in Westport, Connecticut, the firm draws on its partners' extensive knowledge of all aspects of the enterprise software industry to execute strategic transactions.

         Strategic Software is concerned by what it considers to be Mercator's poor performance in recent years and has decided to seek the election of its slate of directors in an attempt to deliver greater value to the stockholders.

         YOUR VOTE IS IMPORTANT SO PLEASE SIGN, DATE AND MAIL YOUR BLUE PROXY CARD AT YOUR EARLIEST CONVENIENCE.

         If you wish to communicate with us regarding Mercator and the matters discussed in this proxy statement you can also contact us through our website, www.savemercator.com.

         If you have any questions concerning this proxy statement or need help voting your shares, please call:

                           INNISFREE M&A INCORPORATED
                               501 MADISON AVENUE
                                   20TH FLOOR
                               NEW YORK, NY 10022
                            TOLL-FREE: 1-888-750-5834

                                  * * * * * * *

                            WHY THE CURRENT BOARD OF
                          DIRECTORS OF MERCATOR MUST GO

         It is time to change the board of directors and senior management at Mercator. The reasons for this change are numerous. Under the current board of directors and senior management:

          o Mercator's stock price has plummeted from a high of $142 per share on March 7, 2000, to just $1.50 per share as of April 9, 2003;

          o Over the same period, Mercator's stock has underperformed its peers and the NASDAQ Composite, as shown in the chart below.

          o Mercator's share of the Enterprise Application Integration (EAI) market fell from 10% to 3.5% from 1999 to 2002;

          o Mercator's revenue has declined dramatically, down almost 20% from $138.3 million to $111.9 million in 3 years;

          o Yet Mercator's research and development spend has increased from 15% to 19% of revenue over the same time.

                           RELATIVE STOCK PERFORMANCE
                                      MCTR



[GRAPHIC OMITTED]




          Date                   MCTR          NASDAQ        Peer Group
          ----                   ----          ------        ----------
         1-Mar-00                    0              0                0

         5-Sep-00                -83.2         -19.05              -34

         5-Mar-01               -94.53         -58.23           -83.28

         4-Sep-01               -98.04         -65.66           -92.13

         4-Mar-02               -94.54         -60.73           -82.30

         3-Sep-02               -98.57         -73.64           -96.07

         3-Mar-03               -98.69         -73.44           -95.77



HISTORICAL STOCK PRICE MCTR
3/01/200- - PRESENT



         The following companies were included in the "peer group" calculation:
TIBCO, SeeBeyond, webMethods, Vitria, IBM, Sun Microsystems, Sybase and BEA Systems. TIBCO, SeeBeyond, webMethods and Vitria were chosen because they are pure-play enterprise application integration vendors like Mercator. IBM, Sun Microsystems, Sybase and BEA Systems were chosen because they, too, have a robust enterprise application integration offering in addition to other functionality. Taken together, these players comprise most of the public companies in the enterprise application integration market and, when viewed on a combined basis, provide a better understanding of the marketplace and the relative position of each company.

         When analyzing the stock price performance, as well as other metrics, stockholders should note that the companies with added functionality - above and beyond enterprise application integration -- tend to be larger in scale than Mercator and possess a greater menu of offerings.


                      BACKGROUND TO THE PROXY SOLICITATION

         Starting on December 5, 2002, representatives of Strategic Software had several conversations with management of Mercator concerning ways in which to maximize stockholder value. In particular, Strategic Software requested that management retain an investment bank to advise management on the best course of action to maximize stockholder value after evaluating all alternatives.

         Strategic Software and Mercator agreed to meet on January 10, 2003, to discuss these issues. Kenneth Hall, Mercator's Exectuive Vice President, Chief Financial Officer and Treasurer, however, notified Rodney Bienvenu, the Chief Executive Officer of Strategic Software, on January 9, 2003, that Mercator was cancelling the meeting. Mr. Hall supplied no reason for the cancellation and did not reschedule the meeting.

         Mercator's refusal to meet with Strategic Software and seriously discuss our strategic plan and vision for Mercator, despite our substantial ownership stake, led us to the conclusion that our only option to obtain a voice in Mercator was to nominate a slate of directors and launch a proxy solicitation. Accordingly, on March 14, 2003, in accordance with Mercator's By-laws, Strategic Software provided written notice to the secretary of Mercator of its intent to nominate seven persons for election to the board of directors at the 2003 Annual Meeting. Our notice was provided within the time frame set forth in the By-laws and described in Mercator's proxy statement with respect to its 2002 annual meeting. We included with our notice all of the information required by the By-laws by simultaneously delivering to Mercator a copy of our preliminary proxy statement on Schedule 14A, which was filed with the SEC on the same date. Subsequently, we amended our preliminary proxy statement on March 18, 2003, after one of our nominees, Michael J. Turillo, Jr., informed us that for personal reasons he no longer desired to be nominated to be a director.

         On March 20, 2003 Mr. Bienvenu and another representative of Strategic Software met with Constance F. Galley and James P. Schadt, directors of Mercator, who had requested such a meeting following our nomination of candidates for director. Mr. Bienvenu stated at that meeting that we believed that current management was incapable of producing increased value for the stockholders and that we would like to reach an agreement with Mercator's board that would result in the election of a majority of our nominees to the board and changes in executive management, rather than pursue a disruptive proxy fight that could expose the stockholders to considerable expense. Mr. Bienvenu also stated that we would like to begin discussions with the current board concerning a possible all-cash acquisition of Mercator by Strategic Software.

         Ms. Galley and Mr. Schadt indicated that discussion of these issues should continue.

         On March 24, 2003, Kenneth Hall, CFO and Executive Vice President of Mercator, wrote Mr. Bienvenu proposing a meeting on April 1, 2003, at which two members of Mercator's board of directors, Dennis Sisco and Mark Stevens, as well as an outside consultant and Mr. Hall, would "collect the information needed for the board to make an informed decision" concerning our proposals. The letter requested an advance copy of the of a "detailed presentation" of our proposed strategy in order to determine whether it would be a "a waste of our time and yours" to proceed further.

         The March 24, 2003, letter also warned Mr. Bienvenu that Mercator's attorneys would be present at the meeting and stated "we expect that they will take written notes of the meeting."

         On March 25, 2003, Mr. Bienvenu wrote Mr. Hall suggesting a conference call on March 27, 2003, among the outside directors of Mercator, Strategic Software and a firm that Mr. Bienvenu had previously advised Ms. Galley and Mr. Schadt was interested in supplying the financing for a possible acquisition of Mercator by Strategic Software. Mr. Bienvenu noted in his letter that the outcome of such a call would "determine the nature and substance of the proposed meeting on April 1, 2003."

         On March 26, 2003, Mr. Hall wrote to Mr. Bienvenu reiterating Mercator's position that any proposal by Strategic Software would have to be presented in detail and in advance to the group described in his March 24, 2003 letter before being presented to the full board.

         On March 28, 2003, Mr. Bienvenu again wrote to Mr. Hall expressing frustration concerning Mercator's inability to arrange a conference call with Mercator's outside directors. The letter noted that the purpose of the call was to discuss "what we deem to be a fair price to sell the company", as well as other matters. Nevertheless, Mr. Bienvenu accepted Mercator's proposal to meet on April 1, 2003, "to discuss our position and reach a common ground that is beneficial for all stockholders."

         After receipt of Mr. Bienvenu's March 28, 2003, letter Mr. Hall wrote Mr. Bienvenu and noted that he was "encouraged" that Strategic Software had accepted the offer to meet on April 1, 2003, but noted that the meeting was "contingent upon receipt of a written proposal." Mr. Hall required that Strategic Software submit to Mercator no later than 5:00 p.m. Sunday, March 30, 2003, a written proposal "that must include a reasonable degree of specificity as to your anticipated strategy for [Mercator] or potential transaction structure... [A]n agenda or outline will not be acceptable." The letter further noted that "Upon my [Mr. Hall's] receipt of materials from you that we deem to be satisfactory, we will confirm Tuesday's meeting with you."

         After determining that further efforts to meet with the outside members of Mercator's board to discuss a proposed acquisition by Strategic Software of Mercator and other matters would be fruitless, on March 31, 2003, Strategic Software submitted a written proposal directly to the board of directors of Mercator pursuant to which Strategic Software would acquire all of the outstanding shares of common stock not already beneficially owned by it for $2.17 per share in cash. The proposal was subject to negotiation, preparation and execution of a definitive merger agreement containing customary representations, warranties and closing conditions including, but not limited to, approval by the requisite number of the directors and stockholders of Mercator, the satisfaction of all applicable regulatory requirements and the receipt of financing.

         On April 1, 2003, Strategic Software and its representatives met with Messrs. Hall, Sisco and Stevens, and legal counsel for Mercator, in an effort to discuss the terms of the proposal to acquire Mercator contained in Strategic Software's letter to the board of directors. Strategic Software had hoped to have a meaningful, collaborative discussion on all elements of the proposal and to discuss the basis on which the parties could come to a friendly agreement. Messrs. Sisco and Stevens refused to discuss such terms or to discuss the basis on which the parties could come to a friendly agreement. Instead of discussing such matters, Messrs. Sisco and Stevens repeatedly attempted to probe the strategy that Strategic Software would implement following an acquisition of Mercator by Strategic Software. Mr. Bienvenu explained that Strategic Software's strategy for a privately-held Mercator should not concern the board of directors. Rather, the board should focus on whether the price proposed by Strategic Software was in the best interest of Mercator's stockholders.

         On April 4, 2003, Mercator's board rejected Strategic Software's proposal to acquire Mercator. The board appeared to base their rejection on the uncertainty of whether or not Strategic Software could get the proposal funded. However, as indicated above, Mercator had earlier refused even to have a telephone conversation with Strategic Software's proposed funding sources to discuss this issue. Mercator's board also based their rejection on the "risky" nature of Strategic Software's strategic plan for Mercator after Strategic Sofrware acquires it, even though only Strategic Software would be subject to risk at that time. It is not clear from Mercator's public comments that the board even considered whether the price at which Strategic Software proposed to acquire Mercator is fair to and in the best interests of Mercator's stockholders.

                          STRATEGIC SOFTWARE'S NOMINEES

         Strategic Software has put together a slate of highly qualified nominees whom we believe have the expertise necessary to restore value to the stockholders of Mercator, the true owners of the Company.

         Our nominees are wholly independent of Mercator's current management and are committed to exploring all alternatives to increase stockholder value. If elected, Strategic Software's nominees are committed to acting in the best interest of Mercator's stockholders and, subject to their fiduciary duties as directors of Mercator, will pursue their efforts diligently and promptly.

CERTAIN INFORMATION ABOUT OUR NOMINEES

         Set forth below are the name, age, business address, present principal occupation, employment history and directorships of publicly-held companies of each of the Strategic Software group nominees for at least the past five years. This information has been furnished to Strategic Software by the respective nominees. Each of the Strategic Software nominees has consented to serve as a director of the Company. Each of the Strategic Software group nominees is at least 18 years of age. None of the entities referenced below is a parent or subsidiary of the Company.

                                      PRESENT PRINCIPAL OCCUPATION AND
NAME AND BUSINESS ADDRESS       AGE   FIVE YEAR BUSINESS EXPERIENCE
-------------------------       ---   -----------------------------
Rodney Bienvenu                 37    Mr. Bienvenu founded Strategic Software in
1465 Post Road East                   2002 and is currently Chairman and CEO.
Westport, CT 06880                    From 2001 until 2002, he served as Chief
                                      Planning Officer and President, divine
                                      Software Services, a division of divine, inc., a publicly traded software company.
                                      Previously, he was President and CEO of
                                      SageMaker, Inc., a digital asset
                                      management provider, from 1993 until 2001.

Peter J. Boni                   57    Mr. Boni is currently Chairman & CEO of
10 Maguire Road, Suite 332            Surebridge, Inc., an outsourcer of
Lexington, MA 02421                   software applications, IT infrastructure
                                      and business processes. He has over 20
                                      years' experience as a high technology
                                      CEO. From 1999 to 2001, Mr. Boni was
                                      previously CEO of Prime Response, an
                                      applications software company. Prior to
                                      his employment with Prime Response, Mr.
                                      Boni was President and CEO of Cayenne
                                      Software from 1993 until its acquisition by Sterling Software in 1998. From 1990 to
                                      1993, Mr. Boni served as president of the Software and Information Services Group of
                                      Paramount Communications, Inc. (now
                                      Viacom, Inc.).

Daniel Hoogterp                 43    Mr. Hoogterp founded Tquist, LLC and has
3 Cherry Hill Circle, Suite           served as its Managing Partner and CEO
102, Monroe, CT  06468                since August 2002. Mr. Hoogterp also
                                      presently serves as a technology advisor to several firms, including GlobalNet
                                      Venture Partners, LLC and ECS Energy, Inc.
                                      From January 2001 until August 2002, he
                                      served as Executive Vice President and
                                      Chief Technology Officer of Enamics, Inc., a provider of Business Technology
                                      Management software. From August 1999
                                      until January 2001, he served as CTO of
                                      SageMaker, Inc. Mr. Hoogterp was founder and CEO of Retrieval Technologies Inc.
                                      (RTI), a real time news and multimedia
                                      product firm, from 1990 until it merged
                                      with SageMaker in 1999. Prior to RTI, he had instrumental roles in technology development for products of IBM, MCI, Sprint, and Industrial Network Solutions.

                                      PRESENT PRINCIPAL OCCUPATION AND
NAME AND BUSINESS ADDRESS       AGE   FIVE YEAR BUSINESS EXPERIENCE
-------------------------       ---   -----------------------------
Edward Sanchez, Jr.             37    Mr. Sanchez wholly owns and controls ES
150 E. 52nd St. 2nd Floor             Advisors LLC, a Delaware limited liability
New York, NY 10022                    company he established in 2001.  ES
                                      Advisors LLC is the General Partner for ES
                                      Capital Partners LLP, a technology
                                      investment fund. From 1998 to June 2001,
                                      Mr. Sanchez served as a fund manager for Travelers Insurance (a division of
                                      CitiGroup).

Sean P. Sears                   42    Since 2000, Mr. Sears has served as
TD Centre                             President and Chief Executive Officer of
1791 Barrington St., 4th Floor        abridean, inc., a privately held software
Halifax, Nova Scotia  B3J 3K9         company that he founded. From 1998 through
Canada                                 2000, Mr. Sears was president of Ogden
                                      Pong Venture Management, a private
                                      investment firm that he founded.
                                      Previously, he co-founded and was
                                      President of Cycor Communications, a
                                      national internet service provider.

Michael R. Wodopian             50    Mr. Wodopian is currently the Director of
9750 Goethe Road, Sacramento,         Marketing, Optical Products Group with
CA  95827                             Intel Corporation, the world's largest
                                      chip maker, and a leading manufacturer of computer, networking and communications products. He has been with Intel since
                                      1999 holding a number of general
                                      management, business development and
                                      marketing positions. From 1998 to 1999,
                                      Mr. Wodopian was the Vice President of
                                      Business Development and Strategic
                                      Planning at Level One Communications.

         The number of shares of the Company's common stock beneficially owned by and the percentage beneficial ownership of each of Strategic Software's nominees as of the date of this proxy statement are as follows:

                                        NUMBER OF SHARES           PERCENTAGE
 STRATEGIC SOFTWARE NOMINEE          BENEFICIALLY OWNED (1),(2)    OWNERSHIP(3)
 --------------------------          --------------------------    ------------


Rodney Bienvenu (4)                      1,672,500                   4.76%
Peter J. Boni                                    0                     0
Daniel Hoogterp                                  0                     0
Edward Sanchez, Jr.(5)                      36,610                     *
Sean P. Sears                                3,450                     *
Michael R. Wodopian                              0                     0
         Total                           1,712,560                   4.87%

*Less than 1% of the outstanding shares of common stock of the Company.

     (1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to stock options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for purposes of computing the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

     (2) Under the rules of the SEC, the Strategic Software nominees may be deemed to be members of a group and, as a result, each Strategic Software nominee may be deemed to beneficially own shares of common stock beneficially owned by each of the other Strategic Software nominees. Each of the Strategic Software nominees disclaims beneficial ownership of the shares of common stock beneficially owned by any of the other Strategic Software nominees.

     (3) Calculated based on 35,143,082 shares of common stock outstanding as of March 23, 2003, as reported in the Company's preliminary proxy statement filed with the SEC on March 27, 2003

     (4) Consists of 1,672,500 shares of common stock owned by Broken Arrow I, L.P., of which Strategic Software is the general partner and has a right to appoint a member of the Investment Committee. Mr. Bienvenu is the Chairman and Chief Executive Officer of Strategic Software and has shared voting and dispositive power with respect to the 1,672,500 shares of common stock owned by Broken Arrow I, L.P.

     (5) Includes warrants to purchase 17,410 share of common stock which are currently exercisable for $8.98 per share held by ES Capital Partners LLP, of which ES Advisors LLC is the general partner. Mr. Sanchez wholly owns and controls ES Advisors LLC and would have sole voting and dispositive power with respect to shares of common stock issued pursuant to the warrant owned by ES Capital Partners LLP. Also includes 19,200 shares of common stock in an account owned by First New York Securities, L.L.C. and managed by Mr. Sanchez . Mr. Sanchez has shared voting and dispositive power with respect to such shares of common stock owned by First New York Securities, L.L.C.

         None of the Strategic Software nominees is employed by the Company. All of the Strategic Software nominees are citizens of the United States.

         None of Strategic Software, any of the persons participating in this proxy solicitation on behalf of Strategic Software and the Strategic Software nominees within the past five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws; (iii) were parties to a civil proceeding which ultimately mandated activities that were subject to federal securities laws.

         Except as set forth in this proxy statement or in the annexes hereto, none of Strategic Software, any of the persons participating in this proxy solicitation on behalf of the Strategic Software, the Strategic Software nominees and, with respect to items (i), (vii) and (viii) of this paragraph, any associate (within the meaning of Rule 14a-1 of the Securities Exchange Act of 1934) of the foregoing persons (i) owns beneficially, directly or indirectly, any securities of the Company, (ii) owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company, (iii) owns any securities of the Company of record but not beneficially, (iv) has purchased or sold any securities of the Company within the past two years, (v) has incurred indebtedness for the purpose of acquiring or holding securities of the Company,
(vi) is or has within the past year been a party to any contract, arrangement or understanding with respect to any securities of the Company, (vii) since the beginning of the Company's last fiscal year has been indebted to the Company or any of its subsidiaries in excess of $60,000 or (viii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. In addition, except as set forth in this proxy statement or in the annexes hereto, none of Strategic Software, any of the persons participating in this proxy solicitation on behalf of the Strategic Software, the Strategic Software nominees and any associates of the foregoing persons, has had or is to have a direct or indirect material interest in any transaction or proposed transaction with the Company in which the amount involved exceeds $60,000, since the beginning of the Company's last fiscal year.

         Except as set forth in this proxy statement or in the annexes hereto, none of the Strategic Software nominees, since the beginning of the Company's last fiscal year, has been affiliated with (i) any entity that made or received, or during the Company's current fiscal year proposes to make or receive, payments to or from the Company or its subsidiaries for property or services in excess of five percent of either the Company's or such entity's consolidated gross revenues for its last full fiscal year, or (ii) any entity to which the Company or its subsidiaries were indebted at the end of the Company's last full fiscal year in an aggregate amount exceeding five percent of the Company's total consolidated assets at the end of such year. None of the Strategic Software nominees is or during the Company's last fiscal year has been affiliated with any law or investment banking firm that has performed or proposes to perform services for the Company.

         None of the corporations or organizations in which the Strategic Software nominees have conducted their principal occupation or employment was a parent, subsidiary or other affiliate of the Company, and the Strategic Software nominees do not hold any position or office with the Company or have any family relationship with any executive officer or director of the Company or have been involved in any proceedings, legal or otherwise, of the type required to be disclosed by the rules governing this solicitation.

         Strategic Software has agreed to pay each Strategic Software nominee any out-of-pocket expenses and/or losses incurred by such nominee that arise from investigating or defending any claim brought against him with respect to actions taken in connection with the solicitation of proxies to which this proxy statement relates, other than claims resulting from the nominee's bad faith, willful misconduct or gross negligence.

         Each of the Strategic Software nominees, if elected, will be entitled to receive compensation customarily paid by the Company to its independent directors, which compensation is described in the preliminary proxy statement with respect to the 2003 Annual Meeting of Stockholders of the Company filed by the Company on March 27, 2003.

         We have no reason to believe that any of the Strategic Software nominees will be disqualified or unwilling or unable to serve if elected. Strategic Software reserves the right to nominate substitute persons if Mercator makes or announces any changes to its By-laws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the Strategic Software nominees. In addition, if any additional directorships are to be voted upon at the 2003 Annual Meeting, Strategic Software reserves the right to nominate additional persons to fill the added positions. In any event, Strategic Software will nominate persons to fill, at most, one fewer than the total number of directorships up for election at the 2003 Annual Meeting. Shares represented by proxies given to us will be voted for any substitute or additional nominees of Strategic Software.

         Pursuant to documents previously filed with the Securities and Exchange Commission, the election of the Strategic Software nominees at the 2003 Annual Meeting may trigger certain change of control provisions. There can be no assurance that the Company will not experience adverse consequences in the event that four or more of the Strategic Software nominees are elected.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         No Strategic Software nominee has failed to file reports related to Mercator that are required by Section 16(a) of the Securities Exchange Act of 1934, as amended.


         WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD (AND NOT TO RETURN ANY PROXY CARD SENT TO YOU BY MERCATOR) TO HELP US PURSUE THE STRATEGIC SOFTWARE PLAN.

                                  * * * * * * *

     STRATEGIC SOFTWARE STRONGLY BELIEVES THAT IT IS IN THE BEST INTEREST OF
        STOCKHOLDERS TO ELECT THE STRATEGIC SOFTWARE NOMINEES AT THE 2003
                                 ANNUAL MEETING.

       YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.

          WE STRONGLY RECOMMEND THAT YOU VOTE "FOR" THE ELECTION OF THE STRATEGIC SOFTWARE NOMINEES AND TO REPEAL ANY NEW BY-LAWS OR
      AMENDMENTS TO EXISTING BY-LAWS ADOPTED BY THE BOARD OF DIRECTORS ON OR SINCE MARCH 14, 2003 BY SIGNING, DATING AND RETURNING THE BLUE PROXY
               CARD IN THE ENCLOSED POSTAGE PAID ENVELOPE TODAY!


                                   * * * * * *


                                VOTING PROCEDURES

HOW DO I VOTE IN PERSON?

         If you owned Mercator common stock on the record date, April 7, 2003, you may attend the 2003 Annual Meeting and vote in person. If you are not the record holder of your shares, please refer to the discussion following the question "What if I am not the record holder of my shares?" If you hold your shares in the name of a bank or broker, you will not be able to vote in person at the Annual Meeting, unless you have previously specially requested and obtained a `legal proxy" from your bank or broker and present it at the Annual Meeting.

HOW DO I VOTE BY PROXY?

         To vote by proxy, you should complete, sign and date the enclosed BLUE proxy card and return it to Innisfree M&A Incorporated promptly in the enclosed postage-paid envelope.

         To be able to vote your shares in accordance with your instructions at the 2003 Annual Meeting, we must receive your proxy as soon as possible but in any event prior to their being voted at the meeting.

WHAT IF I AM NOT THE RECORD HOLDER OF MY SHARES?

         If your shares are held in the name of a brokerage firm, bank nominee or other institution ("Custodian"), only it can give a proxy with respect to your shares. You may have received either a blank, executed proxy card from your Custodian (which you can complete and send directly to Strategic Software) or an instruction card (which you can complete and return to the Custodian to direct its voting of your shares). If your Custodian has not sent you either a blank, executed proxy card or an instruction card, you may contact the Custodian directly to provide it with instructions. If you need assistance, please contact our solicitor, Innisfree M&A Incorporated, toll-free at 1-888-750-5834.

         If your shares are held in the name of a Custodian, and want to vote in person at the 2003 Annual Meeting, you may specially request a document called a "legal proxy" from the Custodian and bring it to the 2003 Annual Meeting. If you need assistance, please contact our solicitor, Innisfree M&A Incorporated, toll-free at 1-888-750-5834.

WHAT SHOULD I DO IF I RECEIVE A WHITE PROXY CARD?

         Proxies on the white proxy card are being solicited by the incumbent board of directors of Mercator. If you submit a proxy to us by signing and returning the enclosed BLUE proxy card, do not sign or return the white proxy card or follow any voting instructions provided by Mercator unless you intend to change your vote, because only your latest-dated proxy will be counted.

         If you have already sent a white proxy card to Mercator, you may revoke it and provide your support to the Strategic Software nominees by signing, dating and returning the enclosed BLUE proxy card.

WHAT IF I WANT TO REVOKE MY PROXY?

         If you give a proxy, you may revoke it at any time before it is voted on your behalf. You may do so in three ways:

          o By delivering a later-dated proxy to either Innisfree M&A Incorporated or the secretary of Mercator; or

          o By delivering a written notice of revocation to either Innisfree M&A Incorporated or the secretary of Mercator; or

          o    By voting in person at the 2003 Annual Meeting.

         If you choose to revoke a proxy by giving written notice or a later-dated proxy to the secretary of Mercator, we would appreciate if you would assist us in representing the interests of stockholders on an informed basis by sending us a copy of your revocation of proxy or by calling Innisfree M&A Incorporated toll-free at 1-888-750-5834. REMEMBER, YOUR LATEST-DATED PROXY IS THE ONLY ONE THAT COUNTS.

IF I PLAN TO ATTEND THE 2003 ANNUAL MEETING, SHOULD I STILL SUBMIT A PROXY?

         Whether you plan to attend the 2003 Annual Meeting or not, we urge you to submit a BLUE proxy. Returning the enclosed proxy card will not affect your right to attend the 2003 Annual Meeting and vote.

WHO CAN VOTE?

         You are eligible to vote or to execute a proxy only if you owned Mercator common stock on the record date for the 2003 Annual Meeting, April 7, 2003. Even if you sell your shares after the record date, you will retain the right to execute a proxy in connection with the 2003 Annual Meeting. It is important that you grant a proxy regarding shares you held on the record date, or vote those shares in person, even if you no longer own those shares. Based upon the proxy statement filed by Mercator on _____ , 2003, shares of Mercator common stock were outstanding on the record date for the 2003 Annual Meeting.

HOW MANY VOTES DO I HAVE?

         With respect to each matter to be considered at the 2003 Annual Meeting, each stockholder will have one vote for each share of Mercator common stock held by it on the record date. Based on documents publicly filed by the Company, the Company has no outstanding voting securities other than its common stock.

zp

HOW WILL MY SHARES BE VOTED?

         If you give a proxy on the accompanying BLUE proxy card, your shares will be voted as you direct. If you submit a proxy to us without instructions, our representatives will vote your shares in favor of our nominees. Submitting a BLUE proxy card will entitle our representatives to vote your shares in accordance with their discretion on matters not described in this proxy statement that may arise at the 2003 Annual Meeting.

         Unless a proxy specifies otherwise, it will be presumed to relate to all shares held of record on the record date by the person who submitted it.

WHAT IS A QUORUM AND WHY IS IT NECESSARY?

         Conducting business at the 2003 Annual Meeting requires a quorum. For a quorum to exist, stockholders representing a majority of the votes eligible to be cast must be present in person or represented by proxy. Under the Delaware General Corporation Law, Mercator's certificate of incorporation and By-laws, abstentions and broker non-votes are treated as present for purposes of determining whether a quorum exists.

WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AND HOW WILL VOTES BE COUNTED?

         If a quorum is present, directors will be elected by a plurality of the votes cast. This means that the seven nominees receiving the highest number of votes will be elected as directors. Accordingly, abstentions and broker non-votes do not have the effect of a vote against the election of any nominees. Stockholders do not have the right to cumulate their votes.

          Each proposal other than the election of directors will be adopted if a majority of the shares represented at the meeting and entitled to vote on the proposal are voted in its favor. Accordingly, abstentions on each such proposal will have the same effect as a vote against the proposal. Broker non-votes will not have the effect of a vote for or against any such proposal.

HOW CAN I RECEIVE MORE INFORMATION?

         If you have any questions about giving your proxy or about our solicitation, or if you require assistance, please call Innisfree M&A Incorporated, toll-free at 1-888-750-5834.

                           REPEAL OF BY-LAW PROVISIONS

         Strategic Software urges you to vote for the proposal to repeal any new by-laws or amendments to existing By-laws adopted without a stockholder vote by the board of directors on or since March 14, 2003, and before the 2003 Annual Meeting. The purpose of this proposal is to restrain the board of directors from using new by-laws or amended By-laws to prevent the stockholders from accomplishing the objectives described in this proxy statement.

         While the purpose of this proposal is only to prevent the frustration of the objectives described in this proxy statement, the approval of this proposal may result in the unintentional, temporary repeal of by-laws that are beneficial to or favored by stockholders. However, such a consequence is unlikely because Mercator, in its preliminary proxy statement filed with the Commission on March 27, 2003, indicated that it did not intend to amend any of its By-laws before the 2003 Annual Meeting. In the event that the passing of this proposal results in the unintended repeal of any by-law that is unrelated to preventing stockholders from accomplishing the objectives described in this Proxy Statement, the Strategic Software nominees, upon their election, will, in their sole discretion, reinstate such by-law.

                          OTHER MATTERS TO BE VOTED ON

         This proxy solicitation is being made by Strategic Software and not on behalf of the board of directors or management of the Company. The Company has indicated in its preliminary proxy statement filed with the SEC on March 27, 2003, that it intends to ask stockholders at the Annual Meeting to consider and vote upon a proposal to ratify the selection of KPMG LLP as the Company's independent accountants for the fiscal year ending December 31, 2003. Strategic Software recommends a vote "FOR" the proposal to ratify the selection of KPMG LLP as the Company's independent accountants. Strategic Software is not aware of any other matters to be brought before the Company's 2003 annual meeting.

         The Company's proxy statement relating to the 2003 Annual Meeting contains information regarding (1) securities ownership of certain beneficial owners and management of the Company; (2) the committees of the board of directors; (3) the meetings of the board of directors and all committees thereof; (4) the business background and employment biographies of the Company's nominees for election to the board of directors; (5) the compensation and remuneration paid and payable to the Company's directors and management; and (6) the Company's stock price performance in relation to an assumed group of "peers" or market-based indices. The Company's stockholders are referred to the Company's definitive proxy statement in connection with the 2003 Annual Meeting for this information.

                             SOLICITATION OF PROXIES

         The solicitation to which this proxy statement relates is being made by Strategic Software. Strategic Software may solicit proxies in person and by mail, press release, advertisement, telephone, telecopier, telegraph, electronic mail and web page publication. No person identified above has or will receive compensation for soliciting proxies.

         Strategic Software will ask banks, brokers, custodians, nominees, other institutional holders and other fiduciaries to forward all soliciting materials to the beneficial owners of the shares that those institutions hold of record. Strategic Software will reimburse those institutions for reasonable expenses that they incur in connection with forwarding our materials.

         Strategic Software has retained Innisfree M&A Incorporated to solicit proxies on its behalf in connection with the 2003 Annual Meeting. Innisfree M&A Incorporated may solicit proxies from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries and will employ approximately 40 people in its efforts. Strategic Software has agreed to reimburse Innisfree M&A Incorporated for its reasonable expenses, to indemnify it against certain losses, costs and expenses, and to pay it fees not to exceed $115,000. The agreement between Strategic Software and Innisfree M&A Incorporated may be extended for an additional fee.

         The entire expense of our proxy solicitation is being borne by Strategic Software. Strategic Software may, particularly if the Strategic Software nominees are elected to the Company's board of directors, seek reimbursement of our expenses from the Company. Strategic Software does not intend to seek stockholder approval of any such reimbursement.

         In addition to the costs related to the engagement of Innisfree M&A Incorporated, costs related to our solicitation of proxies include expenditures for printing, postage, legal services and other related items. Total expenditures are expected to be approximately $475,000. Total payment of costs to date in furtherance of our proxy solicitation is approximately $225,000.

                  STOCKHOLDER PROPOSALS FOR 2004 ANNUAL MEETING

         To be included in Mercator's proxy statement for the 2004 annual meeting of Mercator stockholders (the "2004 Meeting"), a proposal by a stockholder must generally be received at the Company's principal executive offices not less than 120 calendar days before the anniversary of the date on which the Company mails its proxy statement in connection with the 2003 Annual Meeting. However, if the 2004 Meeting is more than 30 days from the first anniversary of the 2003 Annual Meeting, the deadline for submitting a proposal is a reasonable time before the Company begins to print and mail its proxy materials for the 2004 Meeting.

         In addition, the Company's By-laws require advance notice for any stockholder nomination or proposal in connection with any annual or special meeting of stockholders. Under the Company's By-laws, proposals for the 2004 Meeting generally must be received by the Company at its principal executive offices not fewer than 60 or more than 90 days before the first anniversary of the 2003 Annual Meeting. However, if the 2004 Meeting is more than 30 days before or 60 days after the first anniversary of the 2003 Annual Meeting, such proposal must be delivered not earlier than the close of business on the 90th day prior to the 2004 Meeting and not later than the close of business on the 60th day prior to the 2004 Meeting or the close of business on the 10th day following the date that the 2004 Meeting is publicly disclosed.

                     INFORMATION REGARDING THE PARTICIPANTS

         Strategic Software and the Strategic Software nominees are participants in Strategic Software's solicitation of proxies for the 2003 Annual Meeting within the meaning of the federal securities laws. Additional information related to Strategic Software, including its beneficial ownership of Mercator common stock, is set forth on Annex A to this proxy statement and is incorporated into this proxy statement by reference. None of the participants is party to any commercial dealing with Mercator or its subsidiaries that is required to be discussed in this proxy statement by the federal securities laws. Information in this proxy statement about each participant was provided by that participant.

                        INFORMATION REGARDING THE COMPANY

         The information concerning the Company contained in this proxy statement and the annexes hereto has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Strategic Software has no knowledge that would indicate that statements relating to the Company contained in this proxy statement in reliance upon publicly available information are inaccurate or incomplete. Strategic Software, however, has not been given access to the books and records of the Company, was not involved in the preparation of such information and statements, and is not in a position to verify, or make any representation with respect to the accuracy or completeness of, any such information or statements.

         Annex B sets forth information obtained from Mercator's public filings related to the beneficial ownership of Mercator common stock and is incorporated in this proxy statement by reference.


                                   * * * * * *


         WE URGE YOU TO VOTE YOUR SHARES IN FAVOR OF THE STRATEGIC SOFTWARE NOMINEES BY SIGNING, DATING AND RETURNING TO INNISFREE M&A INCORPORATED THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

         Questions or requests for additional copies of this proxy statement should be directed to:

                           INNISFREE M&A INCORPORATED
                               501 MADISON AVENUE
                                   20TH FLOOR
                               NEW YORK, NY 10022

                            TOLL FREE: 1-888-750-5834

Date:   April __, 2003                               By:
                                                         -----------------------
                                                           Rodney Bienvenu
                                                           Chairman and CEO

                                                                         ANNEX A

               INFORMATION REGARDING STRATEGIC SOFTWARE AND OTHER
                   PARTICIPANTS IN ITS SOLICITATION OF PROXIES

         Strategic Software, Broken Arrow I, L.P. and the Strategic Software nominees are participants (the "Participants" and, each, a "Participant") in the solicitation of proxies in support of electing the Strategic Software nominees to the board of directors of Mercator. The Strategic Software nominees are Rodney Bienvenu, Peter J. Boni, Daniel Hoogterp, Edward Sanchez, Jr., Sean P. Sears and Michael R. Wodopian.

         Strategic Software is a Connecticut limited liability company and an investment firm that makes equity investments and acquisitions on behalf of itself and its investors. Strategic Software is the general partner of Broken Arrow I, L.P., a Delaware limited partnership, which is principally engaged in the business of investing and holding securities in various entities. The principal place of business of both Strategic Software and Broken Arrow I, L.P. is 1465 East Post Road, Second Floor, Westport, Connecticut 06880.

SECURITY OWNERSHIP

         The number of shares of the Company's common stock beneficially owned and percentage beneficial ownership of each Participant, other than the Strategic Software nominees whose common stock ownership is set forth in the proxy statement to which this annex is attached, as of the date of this proxy statement are as follows:

                NAME                NUMBER OF SHARES                PERCENTAGE
                              BENEFICIALLY OWNED (1), (2)          OWNERSHIP(3)

---------------------------   -------------------------------   ----------------

Strategic Software (4)                    1,672,500                     4.76%

     (1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to stock options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for purposes of computing the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

     (2) Under the rules of the SEC, the Strategic Software nominees may be deemed to be members of a group and, as a result, each Strategic Software nominee may be deemed to beneficially own shares of common stock beneficially owned by each of the other Strategic Software nominees. Each of the Strategic Software nominees disclaims beneficial ownership of the shares of common stock beneficially owned by any of the other Strategic Software nominees.

     (3) Calculated based on 35,143,082 shares of common stock outstanding as of March 23, 2003, as reported in the Company's preliminary proxy statement filed with the SEC on March 27, 2003.

     (4) Represents shares beneficially owned by Broken Arrow I, L.P. Strategic Software shares the power to determine how to vote and whether or not to dispose of such shares, along with Empire Capital Partners, L.P., a Delaware limited partnership ("Empire Capital"), due to its right to appoint a member of the Investment Committee of Broken Arrow I, and thus may be deemed to be the beneficial owner of such shares. Empire Capital is the majority limited partner of Broken Arrow I and also owns 25% of Strategic Software. Empire Capital is not soliciting any proxies in connection with this proxy solicitation, nor is it providing any support for this proxy solicitation. In addition to the shares held beneficially by Strategic Software, which may also be deemed to be beneficially held by Empire Capital, Empire Capital beneficially owns 906,900 shares held by Charter Oak Partners, L.P, a private investment limited partnership, a portion of whose assets Empire Capital manages pursuant to a discretionary investment management agreement.

         No Participant and no associate of any Participant (within the meaning of the federal proxy rules) beneficially owns any securities of Mercator other than common stock (and the accompanying rights under Mercator's rights agreement) and the options described above or in the proxy statement to which this annex is attached. No Participant beneficially owns any securities of any parent or subsidiary of Mercator. No Participant has record but not beneficial ownership with respect to any securities of Mercator.

TRANSACTIONS IN MERCATOR SECURITIES

         Other than the transactions described below, no Participant has purchased or sold any securities of Mercator in the past two years.


                            TRANSACTIONS IN MERCATOR
                          COMMON STOCK BY PARTICIPANTS
                          ----------------------------



                                    DATE OF           NATURE OF            NUMBER OF SHARES OF
     NAME OF PARTICIPANT          TRANSACTION        TRANSACTION          MERCATOR COMMON STOCK

     -------------------          -----------        -----------          ---------------------

       Broken Arrow I               11/19/02           Purchase               2,000,000
       Broken Arrow I               12/13/02           Purchase                  25,000
       Broken Arrow I               12/13/02           Purchase                   7,800
       Broken Arrow I               12/13/02           Purchase                   5,000
       Broken Arrow I               12/13/02           Purchase                  12,200
       Broken Arrow I               12/23/02           Purchase                  30,000
       Broken Arrow I               01/23/03             Sell                    10,000
       Broken Arrow I               01/23/03             Sell                    15,000
       Broken Arrow I               01/24/03             Sell                     3,200
       Broken Arrow I               01/24/03             Sell                     3,700
       Broken Arrow I               01/24/03             Sell                     6,300
       Broken Arrow I               01/24/03             Sell                    10,000
       Broken Arrow I               01/24/03             Sell                    10,000
       Broken Arrow I               01/24/03             Sell                    10,000
       Broken Arrow I               01/24/03             Sell                    15,000
       Broken Arrow I               01/24/03             Sell                    20,900
       Broken Arrow I               01/24/03             Sell                    20,900
       Broken Arrow I               01/28/03             Sell                     7,500
       Broken Arrow I               01/29/03             Sell                     5,000
       Broken Arrow I               01/30/03             Sell                     3,000
       Broken Arrow I               01/30/03             Sell                    10,000
       Broken Arrow I               01/30/03             Sell                    17,000
       Broken Arrow I               01/30/03             Sell                    80,000
       Broken Arrow I               01/31/03             Sell                       200
       Broken Arrow I               01/31/03             Sell                     1,100
       Broken Arrow I               01/31/03             Sell                     2,300
       Broken Arrow I               01/31/03             Sell                     4,100
       Broken Arrow I               01/31/03             Sell                     4,200
       Broken Arrow I               01/31/03             Sell                     5,000
       Broken Arrow I               01/31/03             Sell                     5,000
       Broken Arrow I               01/31/03             Sell                     5,100
       Broken Arrow I               01/31/03             Sell                     5,400
       Broken Arrow I               01/31/03             Sell                     7,500
       Broken Arrow I               01/31/03             Sell                    16,300


       Broken Arrow I               01/31/03             Sell                    26,300
       Broken Arrow I               02/03/03             Sell                    40,000
       Broken Arrow I               02/03/03             Sell                    34,500
      Edward Sanchez, Jr. --        10/16/2001           Sell                    19,000
     First New York Securities
      Edward Sanchez, Jr. --        10/17/2001           Sell                    20,000
     First New York Securities
      Edward Sanchez, Jr. --        10/18/2001           Sell                    32,500
     First New York Securities
      Edward Sanchez, Jr. --        10/19/2001           Sell                    30,100
     First New York Securities
      Edward Sanchez, Jr. --        10/24/2001           Sell                    10,000
     First New York Securities
      Edward Sanchez, Jr. --        10/25/2001           Sell                     9,900
     First New York Securities
      Edward Sanchez, Jr. --        10/26/2001           Sell                    25,000
     First New York Securities
      Edward Sanchez, Jr. --        10/30/2001           Sell                     7,000
     First New York Securities
      Edward Sanchez, Jr. --        11/08/2001           Sell                     3,600
     First New York Securities
      Edward Sanchez, Jr. --        11/08/2001           Sell                     7,200
     First New York Securities
      Edward Sanchez, Jr. --        11/08/2001           Sell                     7,200
     First New York Securities
      Edward Sanchez, Jr. --        11/16/2001         Purchase                  20,000
     First New York Securities
      Edward Sanchez, Jr. --        11/19/2001           Sell                    10,000
     First New York Securities
      Edward Sanchez, Jr. --        11/20/2001         Purchase                  10,000
     First New York Securities
      Edward Sanchez, Jr. --        11/26/2001         Purchase                  10,000
     First New York Securities
      Edward Sanchez, Jr. --        11/28/2001         Purchase                  10,000
     First New York Securities
      Edward Sanchez, Jr. --        11/29/2001           Sell                    30,000
     First New York Securities
      Edward Sanchez, Jr. --        11/30/2001         Purchase                  15,000
     First New York Securities
      Edward Sanchez, Jr. --        12/06/2001           Sell                     5,500
     First New York Securities
      Edward Sanchez, Jr. --        12/07/2001           Sell                     9,500
     First New York Securities
      Edward Sanchez, Jr. --        12/18/2001         Purchase                   7,500
     First New York Securities
      Edward Sanchez, Jr. --        12/20/2001         Purchase                   4,000
     First New York Securities
      Edward Sanchez, Jr. --        12/27/2001         Purchase                   4,500
     First New York Securities
      Edward Sanchez, Jr. --        12/28/2001         Purchase                   5,000
     First New York Securities
      Edward Sanchez, Jr. --        12/31/2001         Purchase                   19,000
     First New York Securities
      Edward Sanchez, Jr. --        01/03/2002           Sell                    25,000


     First New York Securities
      Edward Sanchez, Jr. --        01/07/2002         Purchase                   6,000
     First New York Securities
      Edward Sanchez, Jr. --        01/07/2002           Sell                     6,000
     First New York Securities
      Edward Sanchez, Jr. --        01/09/2002           Sell                    25,000
     First New York Securities
      Edward Sanchez, Jr. --        02/13/2002         Purchase                  24,900
     First New York Securities
      Edward Sanchez, Jr. --        02/13/2002           Sell                    24,900
     First New York Securities
      Edward Sanchez, Jr. --        01/06/2003         Purchase                  10,000
     First New York Securities
      Edward Sanchez, Jr. --        01/09/2003         Purchase                  16,500
     First New York Securities
      Edward Sanchez, Jr. --        01/10/2003           Sell                    10,100
     First New York Securities
      Edward Sanchez, Jr. --        01/17/2003           Sell                     9,200
     First New York Securities
      Edward Sanchez, Jr. --        02/05/2003           Sell                    12,400
     First New York Securities
      Edward Sanchez, Jr. --        02/05/2003         Purchase                  35,000
     First New York Securities
      Edward Sanchez, Jr. --        02/06/2003           Sell                     3,000
     First New York Securities
      Edward Sanchez, Jr. --        02/07/2003           Sell                     7,600
     First New York Securities
      Edward Sanchez, Jr. --        09/10/2001         Purchase                  50,000
       ES Capital Partners LP
      Edward Sanchez, Jr. --        09/17/2001         Purchase                  10,000
       ES Capital Partners LP
      Edward Sanchez, Jr. --        09/18/2001         Purchase                  15,000
       ES Capital Partners LP
      Edward Sanchez, Jr. --        09/19/2001         Purchase                   5,000
       ES Capital Partners LP
      Edward Sanchez, Jr. --        09/19/2001         Purchase                  75,000
       ES Capital Partners LP
      Edward Sanchez, Jr. --        11/02/2001           Sell                   125,000
       ES Capital Partners LP
      Edward Sanchez, Jr. --        11/05/2001           Sell                    25,000
       ES Capital Partners LP
      Edward Sanchez, Jr. --        11/06/2001           Sell                     5,000
       ES Capital Partners LP
      Edward Sanchez, Jr. --        11/08/2001           Sell                    52,800
       ES Capital Partners LP
      Edward Sanchez, Jr. --        11/09/2001           Sell                    22,700
       ES Capital Partners LP
      Edward Sanchez, Jr. --        11/13/2001           Sell                    52,000
       ES Capital Partners LP
      Edward Sanchez, Jr. --        11/14/2001           Sell                    10,000
       ES Capital Partners LP
      Edward Sanchez, Jr. --        11/15/2001           Sell                    21,400
       ES Capital Partners LP
      Edward Sanchez, Jr. --        11/15/2001         Purchase                     100
       ES Capital Partners LP
      Edward Sanchez, Jr. --        11/19/2001         Purchase                  18,800


       ES Capital Partners LP
      Edward Sanchez, Jr. --        11/21/2001         Purchase                  12,500
       ES Capital Partners LP
      Edward Sanchez, Jr. --        11/26/2001         Purchase                  35,000
       ES Capital Partners LP
      Edward Sanchez, Jr. --        11/30/2001         Purchase                  15,000
       ES Capital Partners LP
      Edward Sanchez, Jr. --        12/04/2001           Sell                    25,000
       ES Capital Partners LP
      Edward Sanchez, Jr. --        12/05/2001           Sell                    47,500
       ES Capital Partners LP
      Edward Sanchez, Jr. --        12/06/2001         Purchase                  15,000
       ES Capital Partners LP
      Edward Sanchez, Jr. --        12/12/2001           Sell                    15,100
       ES Capital Partners LP
      Edward Sanchez, Jr. --        12/13/2001           Sell                    19,400
       ES Capital Partners LP
      Edward Sanchez, Jr. --        12/14/2001           Sell                    90,000
       ES Capital Partners LP
      Edward Sanchez, Jr. --        12/28/2001           Sell                       500
       ES Capital Partners LP
      Edward Sanchez, Jr. --        12/31/2001         Purchase                  15,400
       ES Capital Partners LP
      Edward Sanchez, Jr. --        01/03/2002           Sell                    25,000
       ES Capital Partners LP
      Edward Sanchez, Jr. --        01/08/2002           Sell                    10,000
       ES Capital Partners LP
      Edward Sanchez, Jr. --        01/09/2002           Sell                    35,000
       ES Capital Partners LP
      Edward Sanchez, Jr. --        01/11/2002           Sell                    35,400
       ES Capital Partners LP
      Edward Sanchez, Jr. --        04/04/2002           Sell                    69,600
       ES Capital Partners LP
      Edward Sanchez, Jr. --        04/11/2002           Sell                        38
       ES Capital Partners LP
      Edward Sanchez, Jr. --        04/25/2002         Purchase                  25,000
       ES Capital Partners LP
      Edward Sanchez, Jr. --        04/26/2002         Purchase                   2,500
       ES Capital Partners LP
      Edward Sanchez, Jr. --        04/29/2002         Purchase                   7,500
       ES Capital Partners LP
      Edward Sanchez, Jr. --        05/08/2002           Sell                    15,700
       ES Capital Partners LP
      Edward Sanchez, Jr. --        05/09/2002           Sell                       800
       ES Capital Partners LP
      Edward Sanchez, Jr. --        05/23/2002           Sell                     6,800
       ES Capital Partners LP
      Edward Sanchez, Jr. --        05/28/2002           Sell                     3,000
       ES Capital Partners LP
      Edward Sanchez, Jr. --        06/28/2002           Sell                     5,800
       ES Capital Partners LP
      Edward Sanchez, Jr. --        10/10/2002         Purchase                  10,000
       ES Capital Partners LP
      Edward Sanchez, Jr. --        10/15/2002           Sell                    12,900
       ES Capital Partners LP
      Edward Sanchez, Jr. --        01/06/2003         Purchase                  10,000


       ES Capital Partners LP
      Edward Sanchez, Jr. --        01/13/2003           Sell                    10,000
       ES Capital Partners LP
        Edward Sanchez, Jr.         07/26/2001         Purchase                  10,500
        Edward Sanchez, Jr.         07/26/2001         Purchase                   3,500
        Edward Sanchez, Jr.         07/27/2001         Purchase                   3,500
        Edward Sanchez, Jr.         07/27/2001         Purchase                   2,000
        Edward Sanchez, Jr.         07/27/2001         Purchase                     500
        Edward Sanchez, Jr.         07/27/2001         Purchase                   3,000
        Edward Sanchez, Jr.         07/27/2001         Purchase                     600
        Edward Sanchez, Jr.         07/30/2001         Purchase                   1,400
        Edward Sanchez, Jr.         07/31/2001         Purchase                  13,400
        Edward Sanchez, Jr.         07/31/2001         Purchase                   3,500
        Edward Sanchez, Jr.         07/31/2001         Purchase                   1,000
        Edward Sanchez, Jr.         07/31/2001         Purchase                     100
        Edward Sanchez, Jr.         08/29/2001         Purchase                   2,000
        Edward Sanchez, Jr.         08/29/2001         Purchase                   5,900
        Edward Sanchez, Jr.         08/29/2001         Purchase                   1,100
        Edward Sanchez, Jr.         08/29/2001         Purchase                     500
        Edward Sanchez, Jr.         08/29/2001         Purchase                     500
        Edward Sanchez, Jr.         08/31/2001         Purchase                   6,100
        Edward Sanchez, Jr.         08/31/2001         Purchase                   3,000
        Edward Sanchez, Jr.         08/31/2001         Purchase                   2,000
        Edward Sanchez, Jr.         09/04/2001         Purchase                   5,900
        Edward Sanchez, Jr.         09/04/2001         Purchase                   5,000
        Edward Sanchez, Jr.         09/05/2001         Purchase                   7,900
        Edward Sanchez, Jr.         09/05/2001         Purchase                   1,100
        Edward Sanchez, Jr.         09/05/2001         Purchase                     500
        Edward Sanchez, Jr.         09/05/2001         Purchase                     500
        Edward Sanchez, Jr.         09/07/2001         Purchase                   9,500
        Edward Sanchez, Jr.         09/07/2001         Purchase                   3,000
        Edward Sanchez, Jr.         09/07/2001         Purchase                   1,200
        Edward Sanchez, Jr.         09/07/2001         Purchase                     800
        Edward Sanchez, Jr.         09/07/2001         Purchase                     500
        Edward Sanchez, Jr.         09/17/2001         Purchase                  11,400
        Edward Sanchez, Jr.         09/17/2001         Purchase                   6,100
        Edward Sanchez, Jr.         09/17/2001         Purchase                   2,000
        Edward Sanchez, Jr.         09/17/2001         Purchase                     500
        Edward Sanchez, Jr.         10/11/2001           Sell                    10,500
        Edward Sanchez, Jr.         10/11/2001           Sell                     3,500
        Edward Sanchez, Jr.         10/11/2001           Sell                     3,500
        Edward Sanchez, Jr.         10/11/2001           Sell                     2,000
        Edward Sanchez, Jr.         10/11/2001           Sell                       500
        Edward Sanchez, Jr.         10/16/2001           Sell                     3,000
        Edward Sanchez, Jr.         10/16/2001           Sell                       600
        Edward Sanchez, Jr.         10/16/2001           Sell                     1,400
        Edward Sanchez, Jr.         10/16/2001           Sell                    13,400
        Edward Sanchez, Jr.         10/16/2001           Sell                     3,500
        Edward Sanchez, Jr.         10/16/2001           Sell                     1,000
        Edward Sanchez, Jr.         10/16/2001           Sell                       100
        Edward Sanchez, Jr.         10/16/2001           Sell                     2,000
        Edward Sanchez, Jr.         10/23/2001         Purchase                   6,100
        Edward Sanchez, Jr.         10/23/2001         Purchase                   1,000
        Edward Sanchez, Jr.         10/23/2001         Purchase                     500
        Edward Sanchez, Jr.         10/23/2001         Purchase                   9,900
        Edward Sanchez, Jr.         10/23/2001         Purchase                   3,700
        Edward Sanchez, Jr.         10/23/2001         Purchase                   1,400


        Edward Sanchez, Jr.         10/23/2001         Purchase                   1,400
        Edward Sanchez, Jr.         10/23/2001         Purchase                   1,000
        Edward Sanchez, Jr.         10/25/2001           Sell                     5,900
        Edward Sanchez, Jr.         10/25/2001           Sell                     1,100
        Edward Sanchez, Jr.         10/25/2001           Sell                       500
        Edward Sanchez, Jr.         10/25/2001           Sell                       500
        Edward Sanchez, Jr.         10/25/2001           Sell                     6,100
        Edward Sanchez, Jr.         10/25/2001           Sell                     3,000
        Edward Sanchez, Jr.         10/25/2001           Sell                     2,000
        Edward Sanchez, Jr.         10/25/2001           Sell                     5,900
        Edward Sanchez, Jr.         10/26/2001           Sell                     5,000
        Edward Sanchez, Jr.         10/26/2001           Sell                     7,900
        Edward Sanchez, Jr.         10/26/2001           Sell                     1,100
        Edward Sanchez, Jr.         10/26/2001           Sell                       500
        Edward Sanchez, Jr.         10/26/2001           Sell                       500
        Edward Sanchez, Jr.         10/26/2001           Sell                     9,500
        Edward Sanchez, Jr.         10/26/2001           Sell                     3,000
        Edward Sanchez, Jr.         10/26/2001           Sell                     1,200
        Edward Sanchez, Jr.         10/26/2001           Sell                       800
        Edward Sanchez, Jr.         10/26/2001           Sell                       500
        Edward Sanchez, Jr.         10/26/2001           Sell                    11,400
        Edward Sanchez, Jr.         10/26/2001           Sell                     6,100
        Edward Sanchez, Jr.         10/26/2001           Sell                     2,000
        Edward Sanchez, Jr.         10/26/2001           Sell                       500
        Edward Sanchez, Jr.         10/29/2001         Purchase                   4,500
        Edward Sanchez, Jr.         10/29/2001         Purchase                   1,500
        Edward Sanchez, Jr.         10/29/2001         Purchase                     600
        Edward Sanchez, Jr.         10/29/2001         Purchase                     400
        Edward Sanchez, Jr.         10/30/2001           Sell                     6,100
        Edward Sanchez, Jr.         10/30/2001           Sell                     1,000
        Edward Sanchez, Jr.         10/30/2001           Sell                       500
        Edward Sanchez, Jr.         11/06/2001         Purchase                     600
        Edward Sanchez, Jr.         11/06/2001         Purchase                   7,400
        Edward Sanchez, Jr.         11/06/2001         Purchase                   2,600
        Edward Sanchez, Jr.         11/06/2001         Purchase                   4,400
        Edward Sanchez, Jr.         11/06/2001         Purchase                   5,600
        Edward Sanchez, Jr.         11/06/2001         Purchase                     400
        Edward Sanchez, Jr.         11/06/2001         Purchase                   1,900
        Edward Sanchez, Jr.         11/06/2001         Purchase                   1,000
        Edward Sanchez, Jr.         11/06/2001         Purchase                     900
        Edward Sanchez, Jr.         11/06/2001         Purchase                     800
        Edward Sanchez, Jr.         11/09/2001           Sell                     9,900
        Edward Sanchez, Jr.         11/09/2001           Sell                     3,700
        Edward Sanchez, Jr.         11/09/2001           Sell                     1,400
        Edward Sanchez, Jr.         11/13/2001           Sell                     1,400
        Edward Sanchez, Jr.         11/13/2001           Sell                     1,000
        Edward Sanchez, Jr.         11/13/2001           Sell                     4,500
        Edward Sanchez, Jr.         11/13/2001           Sell                     1,500
        Edward Sanchez, Jr.         11/13/2001           Sell                       600
        Edward Sanchez, Jr.         11/13/2001           Sell                       400
        Edward Sanchez, Jr.         11/13/2001           Sell                       600
        Edward Sanchez, Jr.         11/16/2001         Purchase                  17,950
        Edward Sanchez, Jr.         11/16/2001         Purchase                   3,050
        Edward Sanchez, Jr.         11/16/2001         Purchase                   3,000
        Edward Sanchez, Jr.         11/16/2001         Purchase                     500
        Edward Sanchez, Jr.         11/16/2001         Purchase                     400


        Edward Sanchez, Jr.         11/16/2001         Purchase                     100
        Edward Sanchez, Jr.         11/19/2001         Purchase                  18,900
        Edward Sanchez, Jr.         11/19/2001         Purchase                   3,100
        Edward Sanchez, Jr.         11/19/2001         Purchase                   1,900
        Edward Sanchez, Jr.         11/19/2001         Purchase                     100
        Edward Sanchez, Jr.         11/19/2001         Purchase                     400
        Edward Sanchez, Jr.         11/19/2001         Purchase                     100
        Edward Sanchez, Jr.         11/19/2001         Purchase                     200
        Edward Sanchez, Jr.         11/19/2001         Purchase                     200
        Edward Sanchez, Jr.         11/19/2001         Purchase                     100
        Edward Sanchez, Jr.         12/04/2001           Sell                     7,400
        Edward Sanchez, Jr.         12/04/2001           Sell                     2,600
        Edward Sanchez, Jr.         12/04/2001           Sell                     4,400
        Edward Sanchez, Jr.         12/04/2001           Sell                     5,600
        Edward Sanchez, Jr.         12/05/2001           Sell                       400
        Edward Sanchez, Jr.         12/05/2001           Sell                     1,900
        Edward Sanchez, Jr.         12/05/2001           Sell                     1,000
        Edward Sanchez, Jr.         12/05/2001           Sell                       900
        Edward Sanchez, Jr.         12/05/2001           Sell                       800
        Edward Sanchez, Jr.         12/12/2001           Sell                    17,950
        Edward Sanchez, Jr.         12/12/2001           Sell                     3,050
        Edward Sanchez, Jr.         12/12/2001           Sell                     3,000
        Edward Sanchez, Jr.         12/12/2001           Sell                       500
        Edward Sanchez, Jr.         12/12/2001           Sell                       400
        Edward Sanchez, Jr.         12/12/2001           Sell                       100
        Edward Sanchez, Jr.         12/28/2001           Sell                    18,900
        Edward Sanchez, Jr.         12/28/2001           Sell                     3,100
        Edward Sanchez, Jr.         12/28/2001           Sell                     1,900
        Edward Sanchez, Jr.         12/28/2001           Sell                       100
        Edward Sanchez, Jr.         12/28/2001           Sell                       400
        Edward Sanchez, Jr.         12/28/2001           Sell                       100
        Edward Sanchez, Jr.         12/28/2001           Sell                       200
        Edward Sanchez, Jr.         12/28/2001           Sell                       200
        Edward Sanchez, Jr.         12/28/2001           Sell                       100
        Edward Sanchez, Jr.         01/04/02             Sell                     7,600
        Edward Sanchez, Jr.         01/04/02             Sell                     4,000
        Edward Sanchez, Jr.         01/04/02             Sell                     1,200
        Edward Sanchez, Jr.         01/04/02             Sell                       500
        Edward Sanchez, Jr.         01/04/02             Sell                       500
        Edward Sanchez, Jr.         01/04/02             Sell                       400
        Edward Sanchez, Jr.         01/04/02             Sell                       300
        Edward Sanchez, Jr.         01/04/02             Sell                       300
        Edward Sanchez, Jr.         01/04/02             Sell                       100
        Edward Sanchez, Jr.         01/04/02             Sell                       100
        Edward Sanchez, Jr.         01/08/02             Sell                     8,200
        Edward Sanchez, Jr.         01/08/02             Sell                     1,800
        Edward Sanchez, Jr.         01/09/02             Sell                    10,000
        Edward Sanchez, Jr.         01/11/02             Sell                     8,000
        Edward Sanchez, Jr.         01/15/02             Sell                     7,000
        Edward Sanchez, Jr.         01/16/02             Sell                     9,100
        Edward Sanchez, Jr.         01/16/02             Sell                     8,900
        Edward Sanchez, Jr.         01/16/02             Sell                     5,100
        Edward Sanchez, Jr.         01/16/02             Sell                       800
        Edward Sanchez, Jr.         01/16/02             Sell                       600
        Edward Sanchez, Jr.         01/16/02             Sell                       500
        Edward Sanchez, Jr.         01/1702              Sell                    14,200


        Edward Sanchez, Jr.         01/17/02             Sell                       800
        Edward Sanchez, Jr.         01/24/02             Sell                     6,500
        Edward Sanchez, Jr.         01/24/02             Sell                     1,200
        Edward Sanchez, Jr.         01/24/02             Sell                       800
        Edward Sanchez, Jr.         01/24/02             Sell                       600
        Edward Sanchez, Jr.         01/24/02             Sell                       500
        Edward Sanchez, Jr.         01/24/02             Sell                       400
        Edward Sanchez, Jr.         02/27/02             Sell                     5,000
        Edward Sanchez, Jr.         04/30/02             Sell                     5,900
        Edward Sanchez, Jr.         04/30/02             Sell                     1,500
        Edward Sanchez, Jr.         04/30/02             Sell                     1,300
        Edward Sanchez, Jr.         04/30/02             Sell                       800
        Edward Sanchez, Jr.         04/30/02             Sell                       500
        Edward Sanchez, Jr.         04/30/02             Sell                       100
            Sean Sears              11/06/2002           Sell                     3,000
            Sean Sears              11/08/2002           Sell                     2,500
            Sean Sears              11/26/2002           Sell                     1,400
            Sean Sears              12/27/2002           Sell                       550
            Sean Sears              01/28/2003           Sell                     4,000

                                     -----


ARRANGEMENTS, INTERESTS AND TRANSACTIONS

         No Participant is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Mercator, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

         No Participant, no associate of any Participant and no person who is a party to any arrangement or understanding pursuant to which a Strategic Software nominee is proposed to be elected has any arrangement or understanding with any person with respect to any future employment by Mercator or its affiliates or with respect to any future transactions to which Mercator or any of its affiliates will or may be a party.

         Participants who are Strategic Software nominees are expected to receive customary compensation from Mercator in exchange for their services as directors, if elected. The Strategic Software nominees also have an interest in the solicitation through the agreements described in Strategic Software's proxy statement under the heading "Strategic Software's Nominees -- Certain Information About Our Nominees."

                                                                         ANNEX B
                        INFORMATION REGARDING THE COMPANY

         Based upon Mercator's annual report on Form 10-K for the fiscal year ended December 31, 2002, the mailing address of the principal executive offices of Mercator is 45 Danbury Road, Wilton, Connecticut 06897.

STOCK OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGMENT

         Based upon Mercator's preliminary proxy statement on Schedule 14A with respect to the 2003 annual meeting of stockholders, the following table sets forth certain information with respect to the beneficial ownership of Mercator common stock as of April 7, 2003 by: (i) each stockholder known by Strategic Software to be the beneficial owner of more than 5% of the Company's common stock; (ii) each director; (iii) the Company's current Chief Executive Officer, each of the Company's four other most highly compensated executive officers; and
(iv) all directors and executive officers as a group. Except as otherwise indicated in the footnotes to the table, the beneficial owners have sole voting and investment power (subject to community property laws where applicable) as to all of the shares beneficially owned by them.


NAME AND ADDRESS OF BENEFICIAL OWNER (1)              AMOUNT AND NATURE OF         PERCENT OF OUTSTANDING
                                                      BENEFICIAL OWNERSHIP            COMMON STOCK (2)
------------------------------------------------- ------------------------------ ----------------------------
Ernest E. Keet                                            1,666,867 (3)                     4.7%
Roy C. King                                               1,019,276 (4)                     2.8%
Constance F. Galley                                        963,304 (5)                      2.7%
James P. Schadt                                            598,457 (6)                      1.7%
Kenneth J. Hall                                            408,486 (7)                      1.1%
David S. Linthicum                                         339,979 (8)                        *
Mark W. Register                                           234,706 (9)                        *
Jill M. Donohoe                                           201,557 (10)                        *
Dennis G. Sisco                                           110,000 (11)                        *
Mark C. Stevens                                            60,000 (12)                        *
Michael E. Lehman                                          37,500 (13)                        *
Robert J. Farrell.                                             --                            --
Michael E. Wheeler                                             --                            --
All executive officers and directors as a group          5,982,524 (14)                     15.4%
(17 persons)

* Less than 1%

(1) Except as otherwise noted, the address of record is c/o Mercator Software, Inc., 45 Danbury Road, Wilton, CT 06897.

(2) Based upon a total of (i) 35,143,082 shares of common stock outstanding as of March 25, 2003, and (ii) shares of common stock issuable pursuant to options held by the respective person or group which may be exercised within 60 days of April 7, 2003. Shares of common stock subject to options that are exercisable within 60 days of April 7, 2003 are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3) Consists of 98,000 shares of common stock subject to options currently exercisable or exercisable within 60 days of April 7, 2003 held by Ernest E.
Keet, 250,000 shares of common stock held of record by Vanguard Atlantic Ltd.
("Vanguard"), 284,884 shares of common stock held of record by the Ernest E. &
Nancy R. Keet Foundation, 413,761 shares of common stock held of record by the Ernest E. Keet Grantor Retained Annuity Trust, 499,136 shares of common stock held of record by the Ernest E. & Nancy R. Keet Family Trust, and 121,086 shares of common stock held of record by Mr. Keet. Mr. Keet exercises voting and investment power with respect to the shares held by the Ernest E. & Nancy R.
Keet Foundation, the Ernest E. Keet Grantor Retained Annuity Trust, and the
Ernest E. & Nancy R. Keet Family Trust. Mr. Keet is the President of Vanguard and exercises voting and investment power with respect to its shares of the Company's common stock and may be deemed to beneficially own the shares owned by such entity. Mr. Keet disclaims beneficial ownership of the shares held by Vanguard, the Ernest E. & Nancy R. Keet Foundation, the Ernest E. & Nancy R.
Keet Family Trust, and by the Ernest E. Keet Grantor Retained Annuity Trust, except to the extent of his pecuniary interest therein. The address of Mr. Keet is c/o Vanguard, P.O. Box 1360, Saranac Lake, NY 12983.

(4) Consists of 931,249 shares of common stock subject to options currently exercisable or exercisable within 60 days of April 7, 2003 and 88,027 shares of common stock held of record by Mr. King.

(5) Includes 432,500 shares of common stock subject to options currently exercisable or exercisable within 60 days of April 7, 2003, and 523,804 shares of common stock held of record by Ms. Galley. Also includes 7,000 shares of common stock owned by Ms. Galley's husband, Richard Galley, with respect to which Ms. Galley disclaims beneficial ownership.

(6) Includes 543,500 shares of common stock subject to options currently exercisable or exercisable within 60 days of April 7, 2003 and 47,957 shares of common stock held of record by Mr. Schadt. Also includes 7,000 shares of common stock held by Mr. Schadt's wife, Barbara Schadt, with respect to which Mr.
Schadt disclaims beneficial ownership.

(7) Consists of 382,353 shares of common stock subject to options currently exercisable or exercisable within 60 days of April 7, 2003 and 26,133 shares of common stock held of record by Mr. Hall.

(8) Consists of 332,693 shares of common stock subject to options currently exercisable or exercisable within 60 days of April 7, 2003 and 7,286 shares of common stock held of record by Mr. Linthicum.

(9) Consists of 223,669 shares of common stock subject to options currently exercisable or exercisable within 60 days of April 7, 2003 and 11,037 shares of common stock held of record by Mr. Register.

(10) Consists of 201,557 shares of common stock subject to options currently exercisable or exercisable within 60 days of April 7, 2003.

(11) Consists of 95,000 shares of common stock subject to options currently exercisable or exercisable within 60 days of April 7, 2003 and 15,000 shares of common stock held of record by Mr. Sisco.

(12) Consists of 59,500 shares of common stock subject to options currently exercisable or exercisable within 60 days of April 7, 2003 and 500 shares of common stock held of record by The Stevens-Murphy Living Trust, of which Mr.
Stevens and his wife are Trustees.

(13) Consists of 17,500 shares of common stock subject to options currently exercisable or exercisable within 60 days of April 7, 2003, and 20,000 shares of common stock held of record by Mr. Lehman.

(14) Includes an aggregate of 3,647,317 shares of common stock subject to options currently exercisable or exercisable within 60 days of April 7, 2003.

